UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Announces Election of New Chief Governance and Compliance Officer

—

Rio de Janeiro, April 11, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors, in a meeting held today, has elected Mr. Ricardo Wagner de Araujo as Chief Governance and Compliance Officer, effective as of April 13, 2025, with a term lasting until April 13, 2027, aligned with the term of the other members of the Executive Board.

The new election was prompted by the conclusion of the Chief Governance and Compliance Officer’s term, and the selection process involved a shortlist of professionals pre-selected by a headhunter firm. The nomination was submitted to the company's internal corporate governance procedures, including the necessary compliance and integrity analyses required for the company's succession process.

Ricardo Wagner de Araujo holds a bachelor’s degree in Business Administration from the Federal University of Bahia, a bachelor’s degree in Law from the University Center of the Federal District, and a master’s degree in Law from the University of Notre Dame. He is a professor at IBMEC/DF and has over 18 years of experience in the Federal Public Administration, serving as a Federal Auditor of Finance and Control at the Office of the Comptroller General, where he has held various commissioned positions and trust roles, including Federal Inspector General, General Coordinator for Monitoring Leniency Agreements, Director of Accountability for Public Agents, and Deputy Inspector for the Economic Area. He also served as Executive Secretary of the Public Ethics Commission and is currently a Board Member of the Financial Activities Control Council (COAF).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer